SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

SharpLink Gaming Ltd.

(formerly Mer Telemanagement Solutions Ltd.)

(Name of Registrant)

333 Washington Avenue North, Suite 104

Minneapolis, MN 55402

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

SharpLink Gaming Ltd.

EXPLANATORY NOTE

The following exhibits are attached:

99.1	Press Release: SharpLink Gaming Announces 2022 Annual General Meeting of Shareholders, July 28, 2022

99.2	Notice of and Proxy Statement for SharpLink Gaming Ltd.’s Annual General Meeting of Shareholders to be held on Thursday, September 8, 2022

99.3	Form of SharpLink Gaming Ltd.’s Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SharpLink Gaming Ltd.

Date: July 28, 2022	By:	/s/ Rob Phythian
Rob Phythian
Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press Release: SharpLink Gaming Announces 2021 Annual General Meeting of Shareholders, dated July 28, 2022

99.2	Notice of and Proxy Statement for SharpLink Gaming Ltd.’s Annual General Meeting of Shareholders to be held on Thursday, September 8, 2022

99.3	Form of SharpLink Gaming Ltd.’s Proxy Card